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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                                EFC Bancorp, Inc.
         ---------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
       ------------------------------------------------------------------
                         (Title of Class of Securities)


                                   268423-10-0
              ----------------------------------------------------
                                 (CUSIP Number)

                               September 27, 2001
                  ---------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      /x/ Rule 13d-1 (b)
      /_/ Rule 13d-1 (c)
      /_/ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2-95)
                              Page 1 of 5 pages

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CUSIP No. 268423-10-0                 13G/A          Page 2 of  5  Pages
--------------------------  ------------------------ ---------------------------


1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Elgin Financial Foundation
--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) /__/
                                                        (b) /__/

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------

4       CITIZENSHIP OR PLACE OF ORGANIZATION
        Non-stock corporation incorporated in Delaware.
--------------------------------------------------------------------------------

     NUMBER OF       5    SOLE VOTING POWER
       SHARES                   463,421
    BENEFICIALLY
      OWNED BY       -----------------------------------------------------------
        EACH         6    SHARED VOTING POWER
     REPORTING                    0
       PERSON
        WITH         -----------------------------------------------------------
                     7    SOLE DISPOSITIVE POWER
                               463,421

                    -----------------------------------------------------------

                     8    SHARED DISPOSITIVE POWER
                                  0

--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              463,421

--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              10.0% of 4,631,161 shares of Common Stock outstanding as of September 27, 2001.

--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*
              CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!




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                           ELGIN FINANCIAL FOUNDATION
                                 SCHEDULE 13G/A

Item 1(a)   Name of Issuer:
            EFC Bancorp, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
            1695 Larkin Avenue
            Elgin, Illinois

Item 2(a)   Name of Person Filing:
            Elgin Financial Foundation

Item 2(b)   Address of Principal Business Offices or, if none, Residence:
            1695 Larkin Avenue
            Elgin, Illinois 60123-5944

Item 2(c)   Citizenship:   Non-stock corporation incorporated in Delaware.

Item 2(d)   Title of Class of Securities:   Common Stock, par value $0.01
                                            per share

Item 2(e)   CUSIP Number: 268423-10-0

Item 3      The person filing this statement is a not for profit corporation.

Item 4 Ownership. As of December 31, 2000, the reporting person beneficially owned 514,921 shares of the Issuer's common stock which represented 10.7% of the Issuer's outstanding shares at that time. Subsequent to the filing of a Schedule 13G/A to report such beneficial interest, the reporting person sold 51,500 shares of the Issuer's common stock to reduce its ownership interest below the 10% threshold in order to comply with certain regulatory requirements. On September 27, 2001, the Issuer repurchased sufficient shares of its common stock so as to cause the reporting person's interest to again exceed 10% of the Issuer's outstanding shares. As of September 27, 2001, the reporting person beneficially owned 463,421 shares of the issuer. This number of shares represents 10.0% of the common stock, par value $0.01, of the issuer, based upon 4,631,161 shares of such common stock outstanding as of September 27, 2001. As of September 27, 2001, the reporting person has sole power to vote or to direct the vote of all 463,421 shares, provided, however, that the shares must be voted in the same ratio as all other shares ofcommon stock on all proposals considered by stockholders, and has the sole power to dispose or direct the disposition of all 463,421 shares of common stock.



                             Page 3 of 5 pages

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Item 5      Ownership of Five Percent or Less of a Class.

            N/A

Item 6      Ownership of More than Five Percent on Behalf of Another Person.

            N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            N/A

Item 8      Identification and Classification of Members of the Group.

            N/A

Item 9      Notice of Dissolution of Group.

            N/A






SEC 1745 (2-95)
                              Page 4 of 5 pages

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Item 10     Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                October 4, 2001
                  --------------------------------------------
                                    (Date)

                            /s/ Barrett J. O'Connor
                  --------------------------------------------
                                  (Signature)

                              Barrett J. O'Connor
                     President and Chief Executive Officer
                  --------------------------------------------
                                    (Title)














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